Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Martin nussbaum martin.nussbaum@dechert.com +1 212 698 3596 Direct +1 212 698 3599 Fax

October 29, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:     Jonathan Burr and Erin E. Martin

Re:	LF Capital Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed September 25, 2020

File No. 001-38545

Ladies and Gentlemen:

On behalf of LF Capital Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company in a letter dated October 22, 2020 with respect to the Company’s preliminary proxy statement filed on Schedule 14A (the “Proxy Statement”) on September 25, 2020.

For your reference, set forth below are the comments from the Staff along with our responses to such comments, as requested. All capitalized terms not defined herein shall have the meaning as set forth in the Proxy Statement. Where applicable, revisions to the Proxy Statement referenced in the below responses are set forth in Amendment No. 1 to the Proxy Statement filed with the SEC concurrently herewith (“Amendment No. 1”).

Preliminary Proxy Statement on Schedule 14A filed September 25, 2020

General

1.	Please provide us with your analysis as to why you are not required to unbundle the Charter Approval Proposal into separate proposals so as to allow shareholders to vote separately on material matters Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

Response:

We note the Staff’s comment and have reviewed the Staff’s guidance regarding unbundling, including Rule 14a-4(a)(3) of Regulation 14A and the Division’s Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations (“CDIs”) and the Staff’s public statements regarding the same. In response to the CDIs, we have unbundled into separate proposals the material changes to the Second Amended and Restated Certificate of Incorporation, including the addition of separate proposals relating to the increase in authorized stock and the exclusive forum provisions. Please see the revised Proposal No. 4I and 4J on page 143 of Amendment No. 1. Other material changes to the Second Amended and Restated Certificate of Incorporation are already set forth as separate proposals under Proposal No. 4A through 4H on pages 140-143 of Amendment No. 1.

2.	Please provide an analysis explaining why you believe the proposed changes to your warrants are not so significant that they constitute the issuance of new securities, which would be issued to current holders. Please explain why you believe Section 5 of the Securities Act of 1933 does not apply to what may be an offer and sale of such new securities, and, if you are relying on an exemption, please identify the exemption and explain the basis for your reliance.

Response:

The Company respectfully advises the Staff that we do not believe the proposed changes to the Warrant Agreement constitute an issuance or offer of new securities as the Company will not be exchanging Public Warrants or Private Warrants for a new warrant subsequent to the Business Combination.

The Public Warrants were originally issued under that certain Warrant Agreement, dated June 19, 2018 (“Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on June 25, 2018).

The existing Warrant Agreement contemplates that the Public Warrants may be amended, thus placing warrant holders on notice of a possible amendment to the terms of the Warrant Agreement. According to Section 9.8 of the Warrant Agreement, “[a]ll other modifications or amendments, including any amendment to increase the Warrant Price or shorten the Exercise Period and any amendment to the terms of only the Private Placement Warrants, shall require the vote or written consent of the [holders] of 65% of the then-outstanding Public Warrants. Notwithstanding the foregoing, the Company may lower the Warrant Price or extend the duration of the Exercise Period pursuant to Sections 3.1 and 3.2 [of the Warrant Agreement], respectively, without the consent of the [holders of Public Warrants].”

The Company is seeking the approval (affirmative vote of the holders of 65% of the Public Warrants outstanding) of the Warrant Amendment Proposal, which includes the modification of the terms of exercise, pursuant to the terms of Section 9.8 of the Warrant Agreement (the “Warrant Amendment”).

The purpose of the Warrant Holders Meeting and the related proxy statement is to seek to obtain the contractual approval of the holders of Public Warrants of the Warrant Amendment Proposal (which includes the modification of the terms of exercise of the Public Warrants) pursuant to the terms of Section 9.8 of the Warrant Agreement.

The Company respectfully submits that the Warrant Amendment constitutes a contractual modification of existing securities (Public Warrants) which were issued under the Warrant Agreement to be approved by holders of Public Warrants pursuant to the terms of the Warrant Agreement, rather than an offer and sale of a new security within the meaning of Section 2(a)(3) of the Securities Act. Rule 145(a) of the Securities Act provides that an “offer,” “offer to sell,” “offer for sale,” or “sale” occurs within the meaning of Section 2(3) of the Securities Act when there is submitted to security holders a plan or agreement for (i) a reclassification of securities, which involves the substitution of a security for another security, (ii) a merger or consolidation or similar plan or acquisition in which securities of a corporation held by such security holders will become or be exchanged for securities of any person, or (iii) a transfer of assets of a corporation to another person in consideration of the issuance of securities. Moreover, the Company views the proposed proportional reduction in the exercise ratio and price of Public Warrants as akin to permissible reverse stock splits.

As set forth in SEC Release No. 33-5316, “in a transaction of the character described in rule 145(a), an offer occurs under the rule only as to security holders who are entitled to vote or consent to the matter.” Because the approval of the Business Combination Proposal by the holders of Common Stock is not conditioned on the approval of the Warrant Amendment Proposal, and because the holders of Public Warrants, in their capacity as such, are not entitled to vote on the approval of the Business Combination Proposal, the Warrant Amendment does not involve either a merger or consolidation or similar plan or acquisition or the transfer of assets of a corporation to another person in consideration of the issuance of securities.

While a “deemed exchange” of one security for another in a reclassification may trigger the application of Rule 145(a)(1), we believe that courts and Staff guidance make clear that changes to a company’s security holders’ rights do not constitute an offer or sale of a new or different security if, as is the case here, such changes do not fundamentally alter the nature of an investment.

In Abrahamson v. Fleschner, 568 F.2d 862, 868 (2d. Cir. 1977), cert. denied, 436 U.S. 905, and cert. denied, 439 U.S. 9113 (1978), the Second Circuit Court set out the prevailing standard that “before changes in the rights of a security holder can qualify as the ‘purchase’ of a new security under Section 10(b) and Rule 10b-5, there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment.” Subsequent courts have found that where there is no modification to the underlying assets and the stockholders held the exact same shares before and after the transaction, there was no “purchase” of a new security. See Gelles v. TDA Industries, 44 F.3d 102, 105−106 (2d. Cir. 1994). If the change in either the nature of the investment or the risks associated with it is not significant, there is no purchase or sale of securities. See Allard v. Arthur Andersen & Co., 957 F.Supp. 409, 420 (S.D.N.Y. 1997). Transactions that create significant changes in the nature of the investment include mergers, where stockholders are left with an investment in a different entity and exchanges of common stock for bonds, where the nature of the security has been changed from equity to debt. Id. (citing Securities and Exchange Comm’n v. National Securities, Inc., 393 U.S. 453, 467, 89 S.Ct. 564, 572, 21 L.Ed.2d 668 (1969) and Broad v. Rockwell Int’l Corp., 614 F.2d 418, 437−38 (5th Cir.1980), vacated on other grounds, 642 F.2d 929 (5th Cir.), cert. denied, 454 U.S. 965, 102 S.Ct. 506, 70 L.Ed.2d 380 (1981)). Accordingly, situations in which stockholders are left with an investment in a different entity or exchange their common stock for bonds have been characterized as sales of new securities. See Allard at 420. See also Rathborne v. Rathborne, 683 F.2d 914 (5th Cir. 1982) (holding that the core issue is whether the transaction has transformed the parties’ interest such that they are participating in a wholly different enterprise). The Staff has recognized new securities in the contexts of exchanges of preferred stock into cash or new preferred stock (SEC No-Action Letter, American Can Co., May 12, 1980) and exchanges of preferred stock into common stock (SEC No-Action Letter, Steiner Am. Corp. (May 4, 1973).

The changes to the terms of the Public Warrants proposed by the Warrant Amendment are appropriately characterized as modifications of contractual rights, which would be approved and implemented consistent with the express terms of the Public Warrants. In fact, the prospectus for the Company’s initial public offering included a risk factor regarding the Company’s ability to amend the terms of the Warrants in a manner adverse to a holder if holders of at least 65% of the Public Warrants approve such an amendment. Such risk factor noted that “[a]lthough our ability to amend the terms of the public warrants with the consent of at least 50% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of shares of our Class A common stock purchasable upon exercise of a warrant.” The proposed Warrant Amendment is consistent with this disclosure to purchasers of units (which included the Warrants), and does not constitute the offer of a new security. The holders of the Public Warrants would continue to hold the same Public Warrants before and after the approval of the Warrant Amendment, and the underlying securities into which the Warrants may be exercised or exchanged will remain shares of the Company’s common stock.

Notwithstanding the foregoing analysis, if and to the extent the Warrant Amendment is deemed to constitute an offer of a new security, the Company submits to the Staff that Section 3(a)(9) of the Securities Act exempts from Securities Act registration any new security deemed to be created by the Warrant Amendment.

Under Section 3(a)(9), any security issued in an exchange by the issuer thereof with its existing security holders, where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange, is considered exempted from the registration requirements of the Securities Act. If the Warrant Amendment is characterized as an offer of a new security for purposes of the Securities Act, then the new security would meet the criteria of Section 3(a)(9) of the Securities Act as it would constitute a security offered in an exchange between the Company and its existing security holders, and no commission or other remuneration will have been paid directly or indirectly to any party for soliciting such exchange. Accordingly, if the Warrant Amendment constitutes an offer of a new security, the issuance of any such new security is exempt from registration under the Securities Act.

The Company additionally notes that it believes registration pursuant to Section 5 of the Securities Act of 1933 would not afford its warrant holders any additional protections. Warrant holders are being given the opportunity to vote on the Warrant Amendment Proposal and may elect to receive cash and to retain the amended warrant. The warrant holders will be receiving the proxy statement, which contains disclosure regarding the Warrant Amendment Proposal and the terms of the amended securities.

Organizational Structure, page 32

3.	Please identify the operating entities that are included as “various subsidiaries” in your organizational chart, including the economic and voting interests in such an entity if not wholly owned and the respective ownership interest in each.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff it has revised the disclosure on page 32 of Amendment No. 1 to include complete pre- and post-organizational charts and the respective economic and voting interests in each entity.

Reasons for the Approval of the Business Combination, page 38

4.	Please briefly describe any material negative factors that the board considered in deciding to recommend the approval of the business combination.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff it has revised its disclosure in Amendment No. 1 beginning on page 38 to include disclosure related to the material negative factors that the Board considered in its recommendation of the approval of the Business Combination.

Conditions to Closing the Business Combination, page 39

5.	We note your statement that the company can, in its sole discretion, waive certain conditions to the business combination, including that Landsea performed and complied in all material respects with the merger agreement and that no material adverse effect has occurred since the date of the merger agreement. Please update your disclosure, including your risk factor on page 86, to discuss to potential consequences to stockholders if the company waives such conditions and proceeds with the business combination.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff it has revised the risk factor on page 86 of Amendment No. 1 to discuss potential consequences to stockholders if the Company waives certain conditions to closing, including the conditions that Landsea has performed and complied in all material respects with the Merger Agreement and that no material adverse effect has occurred since the date of the Merger Agreement, and proceeds with the Business Combination.

Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2019, page 52

6.	We note that each of your adjustments (DD), (EE), (FF) and (GG) are for expenses being added to your pro forma statement of operations that are identified as non-recurring, and do not have a continuing impact. Please tell us why you believe these are appropriate pro forma adjustments, or remove them in your next amendment.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company early adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” for this Proxy Statement, as disclosed in the Introduction section and Note 3 of the Unaudited Pro forma Condensed Combined Financial Information section on pages 47 and 54 of Amendment No. 1. The Company respectfully notes that Release No. 33-10786 removes the “continuing impact” requirement for an adjustment to be effected on the pro forma income statement. The Company assessed that the expenses in the aforementioned adjustments are related to the transaction and meet the definition of Transaction Accounting Adjustments. As such, the Company has reflected the non-recurring transaction-related expenses in the pro forma income statement for the year ended December 31, 2019 assuming the Business Combination occurred, and the transaction-related expenses were incurred on January 1, 2019.

Risk Factors

Our Second Amended and Restated Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware . . .., page 95

7.	Please revise this risk factor to discuss the applicability of your exclusive forum provision to claims made under the federal securities laws. For example, we note that you indicate elsewhere that there will be an exclusive federal forum for claims under the Securities Act of 1933.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff it has revised the risk factor on page 95 of Amendment No. 1 to discuss the applicability of the Company’s exclusive forum provision to claims made under the federal securities laws.

Background of the Business Combination, page 119

8.	Please identify the financial advisors that are referenced in this section or clarify if you are referring to B. Riley and Barclays, who are referenced later in this section. Please also provide additional detail as to the scope of the financial advisors’ roles in the process.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff it has revised the disclosure beginning on page 119 of Amendment No. 1 to identify the financial advisors referenced in this section and their roles. B. Riley FBR Inc. served as the financial advisor to the Company in connection with the Business Combination. Rothschild & Co. served as the primary financial advisor to Landsea in connection with the Business Combination. Barclays Capital Inc. (“Barclays”) initially served as an advisor to Landsea with respect to certain capital markets matters in connection with the Business Combination. However, on July 23, 2020, the Company entered into an engagement letter with Barclays pursuant to which Barclays agreed to serve as co-placement agent for the Company’s financing transaction in connection with the Business Combination. All references to Barclays on and after July 23, 2020 in this section refer to Barclays as “Co-Placement Agent” for the financing transaction.

9.	We note that in the registration statement for your initial public offering you indicated that although you may pursue a target involved in any industry, you intended to focus on the acquisition of a financial services entity and that your management team had significant experience in the financial services sector. Here, you have determined to acquire a real estate construction company. Please disclose why you decided to deviate from your industry focus and highlight whether this industry focus was considered in pursuing a combination with Landsea versus the other three entities with whom you entered letters of intent, which appear to be financial services companies. Please also explain what aspects about your officers’ and directors’ business experiences provides them with expertise in performing due diligence on a real estate construction company.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff it has revised the disclosure beginning on page 119 of Amendment No. 1 to include a discussion of why the Company decided to deviate from its initial industry focus, to highlight whether this industry focus was considered in pursuing a combination with Landsea versus the other three entities with whom the Company entered letters of intent, and to add background on the Company’s officers’ and directors’ backgrounds in the real estate industry.

Information about Landsea, page 172

10.	We note your disclosure that Landsea assists its buyers with securing financing for their homes. Please expand to discuss this program in more detail. For example, please identify if there are any specific lenders with Landsea partners and the terms of any such arrangements.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff it has revised the disclosure on page 179 of Amendment No. 1 to expand upon the discussion of Landsea’s program to assist buyers with securing financing for their homes and to identify the specific lenders with which Landsea partners and the terms of such arrangements.

Non-GAAP Financial Measures, page 200

11.	We noted that several of your non-GAAP measures contain adjustments for purchase price accounting for acquired inventory. Please tell us what this adjustment represents, how the amount was calculated, and why you believe it is appropriate to adjust each of your non-GAAP measures to exclude this amount.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the purchase price adjustment for acquired inventory is the result of Landsea’s recent business combinations, which required remeasuring all of the acquired assets and liabilities at fair value, including real estate inventories. The difference between the historical cost and the fair value of the real estate inventories as of the date of acquisition is allocated to each home/lot. This fair value adjustment is then expensed through cost of sales as the homes are delivered to Landsea homebuyers. This adjustment provides investors insight into what gross margin, EBITDA, and net income would be if Landsea had built and delivered these communities organically rather than through a business combination and allows comparability to the metrics of Landsea’s peers who do not have fair value adjustments in their real estate inventory balances.

12.	Please expand your disclosure to explain why adjusting EBITDA and net income for the equity in net loss (income) of unconsolidated joint ventures and adjusting net income for interest that was pushed down by your parent company provides useful information to investors.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff it has revised the disclosure on page 201, 202, and 225 of Amendment No. 1 to clarify and further discuss those adjustments to EBITDA and net income.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3596 (tel) or (212) 698-3599 (fax). Thank you.

Best regards,

/s/ Martin Nussbaum
Martin Nussbaum